Peninsula Gaming, LLC
301 Bell Street
Dubuque, Iowa 52001

                                                 April 20, 2010

Ms. Amanda Ravitz, Esq.
Branch Chief - Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Peninsula Gaming, LLC; Registration Statement on Form S-4
(File No. 333-164641)

Ladies and Gentlemen:

The undersigned registrant (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated so that such registration statement will become effective by 4:30 p.m., New York City time, on Wednesday, April 21, 2010, or as soon thereafter as possible.

In accordance with your letter, dated February 24, 2010, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PENINSULA GAMING, LLC

By:	/s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title: Chief Financial Officer